Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Anderegg and Dara Wirth

Re:	Radiant Strategies Corp Registration Statement on Form S-1 Filed June 20, 2025 File No. 333-288165 Amendment No. 1 Filed July 28, 2025

Ladies and Gentlemen:

Thank you for your comment letter dated July 17, 2025 on the above referenced registration statement. This letter accompanies amendment no. 1, responsive to your comments. Each of your specific comments are repeated below, followed by the registrant’s responses to your comments. The registrant is also submitting a “red lined” copy of the amendment, indicating all insertions and deletions as compared to the original filing

Registration Statement on Form S-1 filed June 20, 2025

Prospectus Summary, page 1

1.	Please add a Prospectus Summary, compliant with Item 503 of Regulation S-K. In the summary, please also revise to state that:

●	Ms. Chai will have the ability to determine all matters requiring approval by stockholders, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets;
●	you have minimal operations, revenues, and customers to date; and
●	as disclosed on page 2, you do not have the financial resources required to operate as a public company.

Response: we have added a Prospectus Summary and included necessary information as outlined.

Estimated Dilution to Purchasers of Our Common Stock, page 5

2.	Reference is made to your disclosure that expenses of the offering will be $20,000 in the previous tables. Please tell us why these expenses were not considered in your table of estimated dilution at the bottom of page 5.

Response: we have revised the dilution table to take into account of offering expenses on page 5.

Industry Overview, page 7

3.	Please revise to include sources for the claims that you make in this section.

Response: we have revised to include sources on page 7.

Our Business, page 7

4.	Please revise your disclosure here and throughout the registration statement to more clearly articulate the status of your operations and revenue-generating activity, including clear disclosure of any services or plans that are aspirational. Additionally, we note your disclosure on page F-11 that you have two customers and you disclose on page 4 the risks associated with your customers reducing or terminating their contracts. Please revise to describe the material terms of such contracts and file them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: All services discussed are not aspirational, we are actively serving customers. We have revised to our disclosure to distinguish the difference of revenue from advisory and publishing in terms of pricing and highlighted our up-to-date revenue from these 2 sources of revenue on page 7. In addition, we also highlighted the material terms of our service agreement and file sample of service agreement as exhibit.

Related Party Transactions and Relationships, page 10

5.	Please clarify whether the $2,200 contributed by Ms. Chai was a loan and if so, whether it is interest-bearing with repayment terms. Additionally, please include the value of the executive office and business space provided to the company by Ms. Chai.

Response: We have revised our disclosure on page 10 to state that the $2,200 contributed by Ms. Chai was a consideration for issuance of 22,000,000 shares of common stock at par value $0.0001 per share, and highlighted the acquisition of Radiant PR Solutions Sdn Bhd equity interest and include the estimate market rental value of the executive office.

Description of Securities, page 11

6.	We note your statement that your description of common stock is “qualified in its entirety by reference to our Articles of Incorporation, as amended, our bylaws and Florida corporation law.” However, your organizational documents state that you are a Nevada corporation. Please revise for consistency.

Response: We have revised our disclosure on page 11.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.	You disclose here that revenue is generated through website development and design services to customers. On page 6 you disclose that revenue was generated from providing advisory services to support clients’ public relations and communication efforts and drafting, editing, and publishing of press releases on various news channels and social media platforms. Please reconcile these disclosures for us and revise your disclosure for consistency. In addition, revise this note to provide disclosure pursuant to ASC 606-10-50-12 and 606-10-50-17 through 19.

Response: We have revised our disclosure on page F-7 to discuss details in our revenue recognition process.

Notes to Condensed Consolidated Financial Statements

1. Organization and Business Background, page F-7

8.	We note your acquisition of 100% of the equity interest of Radiant PR Solutions Sdn. Bhd. on February 25, 2025. Please expand your disclosures in the notes to address the requirements of ASC 805-10-50-2(d) through 2(f) or ASC 805-50-50-1 through 4, as applicable.

Response: We have revised our disclosure on page F-9 to include a note to discuss the acquisition of Radiant PR Solutions Sdn. Bhd., outline the method and measurement of acquisition.

Item 16. Exhibits and Financial Statement Schedules, page II-1

9.	Please file as an exhibit a specimen stock certificate and any other instruments defining the rights of shareholders. Refer to Item 601(b)(4) of Regulation S-K.

Response: We have revised our disclosure on page 11 to stated that we do not have a transfer agent and we do not issue any stock certificate at the moment, and we may authorize shares to be issued without certificates. We have included a sample of subscription agreement as exhibit.

General

10.	It appears that your officer and director is a non-U.S. resident. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor’s ability:

●	to effect service of process within the United States against your non-U.S. resident officer and director;

●	to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against the above referenced foreign person in the United States;

●	to enforce in a Malaysian court, a U.S. court judgment based on the civil liability provisions of the U.S. federal securities laws against the above foreign person; and

●	to bring an original action in a Malaysian court to enforce liabilities based upon the U.S. federal securities laws against the above foreign person.

Response: We have revised to include such risk into our risk factor on Page 2.

Very truly yours,

/s/ Fooi Chen, Chai

Chief Executive Officer

cc:	Jackson L. Morris